SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BioLife Solutions, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

09062W204
(CUSIP Number)

Michael Rice, Chief Executive Officer 3303 Monte Villa Parkway, Suite 310 Bothell, Washington 98021 (425) 402-1400
(Name, address and telephone number of person authorized to receive notices and communications)

July 24, 2014
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

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*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAME OF REPORTING PERSONS Walter Villiger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF	7	SOLE VOTING POWER	5,300,970
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	5,300,970
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,300,970 shares, consisting of:
(a) 1,374,293 shares of common stock held directly by Reporting Person
(b) 1,935,180 shares of common stock held indirectly through Reporting Person’s wholly-owned entity named WAVI Holding AG (“WAVI”)
(c) 214,286 shares of common stock issuable upon exercise of warrants held directly by Reporting Person
(d) 1,777,211 shares of common stock issuable upon exercise of warrants held indirectly through WAVI

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.8%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS WAVI Holding AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 4)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF	7	SOLE VOTING POWER	3,712,391
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	3,712,391
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,712,391 shares, consisting of:
    (a) 1,935,180 shares of common stock held directly by Reporting Person
    (b) 1,777,211 shares of common stock issuable upon exercise of warrants held directly by Reporting Person

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.9%
14	TYPE OF REPORTING PERSON CO

Preamble.

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on March 26, 2014 (the “Schedule 13D”) by Walter Villiger and WAVI Holding AG (together, the “Reporting Persons”) with respect to the common stock of BioLife Solutions, Inc. (the “Issuer”).

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

The Reporting Persons effected the purchases described below for an aggregate of $386,436.40, using the personal funds of Walter Villiger.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

The purpose of the purchases described below is for long-term investment and appreciation.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

In July of 2014, WAVI Holding AG (“WAVI”) purchased 157,969 shares of the Issuer’s common stock

As of July 24, 2014 and as of the date hereof, Walter Villiger beneficially owned 5,300,970 shares of the Issuer, consisting of 1,374,293 shares of common stock held directly, 1,935,180 shares of common stock held indirectly through WAVI, 214,286 shares of common stock issuable upon exercise of warrants held directly, and 1,777,211 shares of common stock issuable upon exercise of warrants held indirectly through WAVI.  Such shares represent a total of 37.8% of the Issuer’s outstanding shares of common stock.

Villiger has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the entirety of the number of shares indicated immediately above.  There are no other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

As of July 24, 2014 and as of the date hereof, WAVI beneficially owned 3,712,391 shares of the Issuer, consisting of 1,935,180 shares of common stock and 1,777,211 shares of common stock issuable upon exercise of warrants.  Such shares represent a total of 26.9% of the Issuer’s outstanding shares of common stock.

WAVI has the sole power to vote or direct the vote of the entirety of the number of shares indicated immediately above.  Except Villiger, there are no other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Since the date of the Schedule 13D, WAVI has effected the following purchases of the Issuer’s common stock:

Date of Transaction	Number of Shares Purchased	Price Per Share	Where / How Effected
07/09/2014	6,600	$2.30	Open market purchase on NASDAQ
07/10/2014	6,572	$2.31	Open market purchase on NASDAQ
7/11/2014	600	$2.33	Open market purchase on NASDAQ
7/18/2014	100,000	$2.46	Open market purchase on NASDAQ
7/24/2014	44,197	$2.45	Open market purchase on NASDAQ

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2014	/s/ Walter Villiger
Walter Villiger

Dated: August 18, 2014	WAVI HOLDING AG

/s/ Walter Villiger
Walter Villiger, Chairman